Term Sheet	Term Sheet to
To prospectus dated May 6, 2008 and	Prospectus Supplement
prospectus supplement dated May 6, 2008	Registration Statement No. 333-150653
Dated May 6, 2008
Filed Pursuant to Rule 433

Legg Mason, Inc.

20,000,000 Equity Units

(Initially Consisting of 20,000,000 Corporate Units)

Company Name:	Legg Mason, Inc. (“LM”)
Common Stock Ticker:	NYSE “LM”
Title of Securities:	Equity Units (initially in the form of Corporate Units)
Registration format:	SEC Registered
Aggregate Offering Amount:	$1,000 million ($1,150 million if the underwriters exercise their over-allotment option in full)
Over-allotment Option:	$150 million
Stated Amount per Equity Unit:	$50
Underwriting Discounts and Commissions:	$30 million (excluding underwriters over-allotment option to purchase up to 3,000,000 additional Corporate Units)
Proceeds, before expenses, to LM:	$970 million (excluding underwriters over-allotment option to purchase up to 3,000,000 additional Corporate Units)
Note Coupon:	5.60%
Contract Adjustment Payment Rate:

1.40% per year of the Stated Amount per Equity Unit ($0.70 per year per Stated Amount of an Equity Unit), subject to LM’s right to defer Contract Adjustment Payments, as described in the preliminary prospectus supplement

Deferred Contract Adjustment Payments:

Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 5.60% per year until paid, compounded quarterly, which is equal to the rate of total distributions on the Corporate Units (compounding on each succeeding payment date), to but excluding the payment date.

Total Distribution Rate:	7.00%
Reference Price:	$56.30 (the last reported sale price of LM common stock on the New York Stock Exchange on May 6, 2008)
Threshold Appreciation Price:

$67.56 (the Threshold Appreciation Price represents a 20.00% appreciation over the Reference Price). As described in the preliminary prospectus supplement, if the applicable market value of LM common stock equals or exceeds the Threshold Appreciation Price, you would receive on the Purchase Contract Settlement Date only approximately 83.3% of the value of the shares of LM common stock you could have purchased with $50 at the last reported sale price of LM common stock on the date of pricing of the Equity Units.

Minimum Settlement Rate (as defined):	0.7401 shares of LM common stock (subject to adjustment)
Maximum Settlement Rate (as defined):	0.8881 shares of LM common stock (subject to adjustment)
Trade Date:	May 6, 2008
Offering Settlement Date:	May 12, 2008
Purchase Contract Settlement Date:	June 30, 2011
Note Maturity Date:	June 30, 2021
Note Coupon Payment Dates and Contract Adjustment Payment Dates (subject to LM’s right to defer Contract Adjustment Payments, as described in the preliminary prospectus supplement):	March 30, June 30, September 30 and December 30

First Note Coupon and Contract Adjustment Payment Date:	September 30, 2008
Estimated Net Proceeds to LM from this Offering:

The net proceeds from the sale of Equity Units in this offering will be approximately $967 million (approximately $1,112.5 million if the underwriters exercise their over-allotment option in full), after deducting expenses and underwriting discounts and commissions.

Use of Proceeds:

LM intends to use the net proceeds from this offering for general corporate purposes. LM may also engage in support of liquidity funds managed by LM’s subsidiaries and in acquisitions (if LM elects to do so). In the near future LM will retire $425 million principal amount of its 6.75% senior notes, which mature on July 2, 2008.

Listing:

LM will apply to list the Corporate Units on the New York Stock Exchange, and LM expects trading on the New York Stock Exchange to begin within 30 days of the initial date of issuance of the Corporate Units.

CUSIP for the Corporate Units:	524901 303
ISIN for the Corporate Units:	US5249013039
CUSIP for the Treasury Units:	524901 402
ISIN for the Treasury Units:	US5249014029
CUSIP for the Notes:	524901 AN5
ISIN for the Notes:	US524901AN51
Underwriters:

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the global coordinators and structuring agents for the offering and, together with Goldman, Sachs & Co. and J.P. Morgan Securities Inc., are the joint book-running managers for the offering.

Creating Treasury Units:

As described in the preliminary prospectus supplement, if the Treasury portfolio has replaced the notes underlying the Corporate Units, holders of Corporate Units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute Treasury securities for the applicable ownership interests in the Treasury portfolio underlying the Corporate Unit, but holders of Corporate Units can only make this substitution in integral multiples of 10,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes if the reset effective date is not a regular quarterly interest payment date).

Recreating Corporate Units:

As described in the preliminary prospectus supplement, if the Treasury portfolio has replaced the notes underlying the Corporate Units, holders of Treasury Units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute the applicable ownership interests in the Treasury portfolio for the Treasury securities that were a component of the Treasury Units, but holders of Treasury Units can only make this substitution in integral multiples of 10,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agent upon a successful remarketing of notes if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:

If the Treasury portfolio has replaced the Notes underlying the Corporate Units, holders of the Corporate Units may settle early only in integral multiples of 10,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of Notes if the reset effective date is not a regular quarterly interest payment date).

Early Settlement Upon a Fundamental Change:	The following table sets forth the hypothetical stock price and the fundamental change settlement rate per Stated Amount of Equity Units:

2

	Effective Date
Stock Price	May 12, 2008	June 30, 2009	June 30, 2010	June 29, 2011
$51.50	0.9109	0.8796	0.8603	0.8881
$54.80	0.8949	0.8644	0.8439	0.8881
$58.30	0.8804	0.8504	0.8284	0.8576
$62.05	0.8672	0.8377	0.8140	0.8058
$66.20	0.8551	0.8262	0.8012	0.7553
$70.30	0.8451	0.8170	0.7913	0.7401
$74.46	0.8368	0.8095	0.7837	0.7401
$81.90	0.8252	0.7996	0.7748	0.7401
$90.10	0.8160	0.7924	0.7693	0.7401
$99.10	0.8087	0.7871	0.7660	0.7401
$109.00	0.8028	0.7831	0.7637	0.7401
$119.90	0.7979	0.7798	0.7618	0.7401

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $119.90 per share (subject to adjustment), the fundamental change early settlement rate will be the minimum settlement rate.

•	If the stock price is less than $51.50 per share (subject to adjustment), the fundamental change early settlement rate will be the maximum settlement rate.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement (and the supplement thereto) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-718-1649.